June 7, 2005

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549-0510

Attention: Rufus Decker

Re: Form 10-K for the Fiscal Year ended December 25, 2004
Form 10-Q for the Fiscal Quarter ended March 31, 2005
File No. 0-23943

Ladies and Gentlemen:

This letter is in response to the comments of the Commission’s staff contained in the May 25, 2005 letter from Rufus Decker.  In setting forth the Company’s responses, we have used the item numbers in Mr. Decker’s letter for ease of reference.

1. As requested, the responses below provide examples of revised disclosures when applicable. The Company intends to include the revisions in future filings.

2.

The Company performs various types of projects for a broad range of public and private customers throughout the United States and Canada.  Most of the Company’s projects are awarded through a competitive bidding process.  The Company’s projects, and therefore its customers, are by their nature non-recurring.  As projects are completed, work begins on new projects that may or may not be with the same customers depending on market conditions and suitable bidding opportunities.  The Company, therefore, does not believe the loss of its current significant customer, the California Department of Transportation, would have a material adverse impact on its operations or financial condition.

3.

The Company recognizes that the 2004 MD&A could have more clearly related the increase in margin to the decrease in revenue.  The Company experienced a decrease in revenue primarily because certain projects that were substantially completed during 2003 did not contribute significant revenues during 2004 while new work did not add revenue at the same pace despite the similar backlog levels year over year.  The decrease was offset by increases in claim settlements of $21 million and a $109 million increase in revenue due to a significant change order.  Total construction margin increased as a result of the increased claim settlements and also because of a $17 million decrease in job losses and improved cost containment, estimating and bidding efforts.

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Given their non-recurring nature, many of the Company’s construction projects in progress or completed during the current period are not the same as those in progress or completed in the prior period. Each year the Company performs work on several hundred projects.  As a result, when the Company prepares MD&A it is analyzing two large unique sets of non-recurring, diverse projects to identify individual changes that merit commentary as well as types of changes that apply to multiple projects.  Certain of these changes are relatively easy to quantify such as claims, change orders and job losses. Certain others, such as cost control, are more difficult to quantify because of the non-recurring diverse nature of the projects.

The Company does not normally comment on pricing since each project is unique and not generally comparable from a pricing aspect.  The Company does address volume through its discussion of change orders and claims.  The Company has also, in previous filings, discussed volume in terms of types of work and geographic locations when it is appropriate.  As noted above, the Company did discuss the impact of project timing. Again, given the unique nature of each project and the large number of projects, quantification can be quite subjective when determining which projects fit a particular cause.  In situations where a cause for a change has been identified, but the complete population of projects that fit the cause is more difficult to identify, the Company prefers not to include quantification if it will not enhance understanding or would potentially be misleading.  All that being said, the Company has been, and remains mindful of the need to quantify our explanations where practicable, and continues to develop additional reporting tools to achieve this.

4.

In accordance with your recommendation, the Company will quantify the material increases and decreases in its general and administrative expenses in MD&A.  Following would be the revised disclosure in Form 10-K for the year ended December 25, 2004 (revisions are in italics):

General and administrative expenses related to construction operations for the twelve months ended December 25, 2004 increased $3 million from the same period in 2003.  As a percentage of revenue, general and administrative expenses for the twelve months ended December 25, 2004 increased to 6.7% compared to 6.5% for the same period in 2003.  The Company experienced an increase in compensation and travel of $8 million and $2 million, respectively, primarily as a result of several construction operating offices expanding to markets outside of their previous territories and increased estimating efforts, partially offset by a decrease in profit sharing expense of $6 million.

5.

The components of total operating income are discussed in the margin, general and administrative expense and gain on sale of operating assets sections of MD&A.  To conform and more directly tie the MD&A discussion to segment disclosures, the Company will create a new section titled “Operating Income” which will include a tabular comparison of the separate components of operating income, a corresponding operating income total followed by a narrative discussion of each component.  Following would be the revised disclosure in Form 10-K for the year ended December 25, 2004:

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Operating Income:

Operating income consists of margin (revenue less cost of revenue), general and administrative expenses and gain on sale of operating assets. Operating income from each of the Company’s segments was:

	2004		2003
	Construction	Mining	Construction	Mining
	(dollars in millions)

Margin	$486	$23	$430	$18
General and
administrative expenses	(219)	(7)	(216)	(7)
Gain on sale of operating
assets	10	-	12	-

Operating income	$277	$16	$226	$11

Margin.

Total construction margin increased $56 million or 13.0% from the same period in 2003.  Total margin as a percentage of revenue for the year increased to 14.9% from 12.9% for the same period in 2003.   A decrease in job losses of $17 million and an increase in claim settlements of $21 million as well as improved cost containment, estimating and bidding efforts contributed to the increased margins.  Claim settlements for the twelve months ended December 25, 2004 and December 27, 2003 were $49 million and $28 million, respectively.

Total coal mining margin increased $5 million or 27.8% from the same period in 2003.  The increase is primarily attributable to revenues earned by the Buckskin Mine acquired on August 20, 2004.  (See Note 2 of the “Notes to Consolidated Financial Statements.”)  However, the highly competitive coal market in the area in which the Buckskin Mine operates resulted in margin decreasing as a percentage of revenue from 38.3% in 2003 to 26.4% in 2004.

General and Administrative Expenses.

General and administrative expenses related to construction operations for the twelve months ended December 25, 2004 increased $3 million from the same period in 2003.  As a percentage of revenue, general and administrative expenses for the twelve months ended December 25, 2004 increased to 6.7% compared to 6.5% for the same period in 2003.  The Company experienced an increase in compensation and travel as a result of several construction operating offices expanding to markets outside of their previous territories and increased estimating efforts, partially offset by a decrease in profit sharing expense.

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General and administrative expenses related to mining operations remained flat from 2003 to 2004.  However, they decreased from 14.9% to 8.0% as a percentage of revenue as the acquisition of the Buckskin Mine did not require a proportionate increase in general and administrative expenses.

Gain on Sale of Operating Assets.

Net gains on the disposition of property, plant and equipment and other assets during the twelve months ended December 25, 2004 and 2003 were $10 million and $12 million, respectively.  Gain on sale of operating assets is affected to a large degree by market conditions and the specific types and quantity of pieces of equipment sold.

6.

The Company’s senior management has discussed the development and selection of its critical accounting policies, related critical estimates and the related disclosure of critical accounting policies with the Audit Committee of the Company’s Board of Directors.  In future filings, the Company will insert the following statement after the “Critical Accounting Policies” caption of MD&A:

The development and selection of the critical accounting policies, related critical accounting estimates and the related disclosure of critical accounting policies has been reviewed with the Audit Committee of the Company’s Board of Directors.

The Company’s critical accounting policies disclosure includes a statement, when applicable, indicating that it is reasonably possible that the estimates will be revised in the near-term by amounts which may be material.  The statement was included in the last sentence of the first paragraph of the construction contract revenue recognition section and the last sentences of both the accrued insurance costs and accrued reclamation sections.  The Company also disclosed in the last sentence of the property, plant and equipment section that changes in depreciation methods or estimated useful lives could significantly impact income.  The Company believes that, along with the other revisions discussed in this item, it has complied with the intent of SEC Releases 33-8040 and 33-8098 by informing investors that changes in the critical estimates could materially impact the Company’s results of operations and financial position. The Company did not quantify the effect changes in assumptions and estimates would have on its overall performance for these items because it could only identify measures that seemed to be somewhat arbitrary in their selection, and therefore, would not be meaningful to the reader.  For example, disclosing the impact of a one percent, across the board, increase or decrease in the Company’s percentage completion calculations would not be meaningful and could be potentially misleading.

In accordance with your recommendation, the Company does agree, however, to revise its critical accounting policy disclosure of accrued insurance costs to include its calculated range of possible incurred losses.  Following would be the revised disclosure in Form 10-K for the year ended December 25, 2004 (revisions are in italics):

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The Company is self-insured for certain general, auto and worker’s compensation claims, and accrues for the estimated ultimate liability for incurred losses, both reported and unreported.  The Company bases its estimate of loss on historic trends modified for recent events and records its estimate of loss without regard to the time value of money.  It is at least reasonably possible that the estimate of ultimate liability will be revised in the near-term by amounts which may be material.  The Company determines a range of ultimate liability for its incurred losses with the assistance of independent consultants, and accrues an amount within the range.  If the Company had accrued its insurance costs at the high end of the range, it would have recorded an additional liability and expense of $ million.

7.

Paragraph 17 of Statement of Financial Accounting Standards No. 150 (“SFAS 150”) indicates that the statement does not apply to obligations under stock-based compensation arrangements if they are accounted for under APB Opinion No. 25, FASB Statement No. 123, AICPA Statement of Position 93-6 or related guidance (emphasis added). As stated on page 35 of the Company’s Form 10-K, redeemable common stock is accounted for under EITF Issue No. 87-23 “Book Value Stock Purchase Plans.”  The Company believes that EITF Issue No. 87-23 is a stock based compensation arrangement under paragraph 17 of SFAS 150 and, therefore, SFAS 150 does not apply to its redeemable common stock. This position was reached in conjunction with consultation of the Company’s independent registered public accounting firm, who confirmed the position with the FASB.

8. The Company will revise the convertible debenture disclosure in future filings as follows (revisions are in italics):

The convertible debentures are owned by employees of the Company (“debentureholders”) and are convertible, at the option of the debentureholders, during October of the fifth year preceding their maturity date.  Each annual series may be redeemed in its entirety prior to the due date except during the conversion period.  The convertible debentures rank equally with all creditors of the Company.  The Company must satisfy any past due interest liabilities on its convertible debentures before it can pay any dividends to its shareholders.  At December 25, 2004, 1,223,828 shares of stock were reserved for future conversions.  If the convertible debentures were converted at December 25, 2004, they would have an aggregate formula value of $47 million.

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9.

In accordance with your recommendation, the Company will provide enterprise-wide product line and service information consistent with its MD&A disclosure.  Following is the new “Markets” section that would be included in the Company’s segment and geographic data disclosure in Form 10-K for the year ended December 25, 2004:

							2004		2003	2002
							(dollars in millions)
Markets

Construction revenue by market:

Transportation						$		$	$
Commercial building
Power, heat, cooling
Water supply/dams
Petroleum
Sewage and solid waste
All other construction markets

Coal mining
							$3,352		$3,375	$3,699

10. In accordance with your recommendation, the Company will provide total assets by segment. Following would be the revised segment data disclosure in Form 10-K for the year ended December 25, 2004:

	2004				2003				2002
Segment Data	Construction		Coal Mining		Construction		Coal Mining		Construction	Coal Mining
	(dollars in millions)

Revenue-external customers		$3,265		$87		$3,328		$47	$3,656	$43

Depreciation and amortization		$76		$16		$82		$10	$80	$9

Operating income		$277		$16		$226		$11	$317	$9

Total assets	$		$		$		$

Segment asset information, including information about equity method investments and expenditures for additions to long-lived assets, has not been presented as it is not reported to or reviewed by the chief operating decision maker.

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We hope that these responses fully address each of the Commission’s comments.  If members of the Commission staff have any further questions or require any additional information, they should contact me at (402) 536-3620 or by fax at (402) 536-3611.

Sincerely,

PETER KIEWIT SONS’, INC.

/s/ Michael J. Piechoski
Michael J. Piechoski
Chief Financial Officer